SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
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                       (Name of Subject Company [Issuer])

                      Everest Properties II, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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       Transaction Valuation: $300,000(1)     Amount of Filing Fee: $60(2)
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(1)  Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

(2)  Already paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable    Filing party:  Not Applicable
     Form or registration no.:  Not Applicable  Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Properties II, L.P. ("Everest" or the "Purchaser"), a California limited partnership, to purchase units of limited partnership interests ("Units") in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 4. TERMS OF THE TRANSACTION.

     The Purchaser is offering to purchase all 11,000 Units outstanding. The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Los Angeles time, on Thursday, August 25, 2005, unless the Offer is extended.

ITEM 10. FINANCIAL STATEMENTS.

     The response to Item 10 is hereby amended and restated in its entirety as follows.

     Certain information regarding Purchaser's method of financing the Offer is set forth in "Certain Information Concerning the Purchaser - Source of Funds" and is incorporated herein by reference. Appendix B to the Letter to Unit Holders dated July 14, 2005 (Exhibit 12.6 to the Schedule TO) is hereby deleted from the Schedule TO. Exhibit 12.8 to the Schedule TO is hereby deleted from the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

     The response to Item 11 is hereby further amended and supplemented by the Letter to Unit Holders dated August 9, 2005 (Exhibit 12.10 to the Schedule TO), which is incorporated herein by reference.

     The response to Item 11 is hereby further amended by deleting Appendix B to the Letter to Unit Holders dated July 14, 2005 (Exhibit 12.6 to the Schedule
TO).

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     All references to the number of Units that the Purchaser offers to purchase are hereby changed from 1,500 to 11,000.

     SUMMARY OF THE OFFER

     In the fourth  bullet  point,  "March  2005" is hereby  replaced  with "May
     2005."

     DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration

          The first sentence of the third paragraph of the section is hereby deleted.

          The last sentence of the fourth paragraph of the section is hereby deleted.

     5. Withdrawal Rights

          The fourth paragraph of the section is hereby amended and replaced in its entirety as follows:

               Automatic Withdrawal Option. Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If at any time during the day of the Expiration Date there is a Transfer Limit imposed by the General Partner pursuant to the Partnership Agreement, the Purchaser will deem all Units from Unit Holders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Unit Holders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Letter of Transmittal with their preferred election, in the manner described in Section 3 herein.

     CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     Trading History of the Units

          In the second paragraph of the section, "March 31, 2005" is hereby replaced with "May 31, 2005."

     CERTAIN INFORMATION CONCERNING THE PURCHASER

     Source of Funds

          The section is hereby amended and replaced in its entirety as follows:

          Based on the Offer price of $200 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $2,200,000. The Purchaser expects to obtain these funds from current cash and cash equivalents.

     EFFECTS OF THE OFFER

     The section is hereby amended and replaced in its entirety as follows:

          Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

          Limitations on Resales. The Partnership Agreement prohibits a transfer of Units if the transfer would result in 50% or more of the Units being transferred in a 12 month period (a "Tax Termination"). This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the transfer would result in a Tax Termination, or the Partnership may attempt to impose a limit on the number of Units it will accept for transfer as a result of the Offer (a "Transfer Limit" - see "Details of the Offer - Terms of the Offer; Expiration Date; Proration"). In either such event, the Purchaser will purchase the maximum number of Units it may purchase without causing a Tax Termination or surpassing a Transfer Limit validly imposed under the Partnership Agreement, as informed by the General Partner. It is not possible for Purchaser to determine how many Units may be purchased because only the General Partner will know the number of Units that have been transferred in all other transactions prior to the expiration of the Offer. Also, the General Partner may elect to accept transfers notwithstanding a technical Tax Termination if the General Partner determines that the actual effect of such a Tax Termination is not material to the Partnership.

          Influence Over Future Voting Decisions. Under the Partnership Agreement, Unit Holders holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the
          Partnership,   and  approval  of  most  types  of  amendments  to  the
          Partnership Agreement. After the Offer, the Purchaser and its affiliate may have significant influence over such actions. If the Purchaser acquires more than 2,728 Units, the Purchaser and its affiliate would hold a majority of the Units and therefore would control any vote of the Unit holders.

          Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 659 limited partners as of its most recent fiscal year end and in excess of $5 million in total assets. Although it is possible that the purchase of Units pursuant to the Offer could reduce the number of record Unit holders below 500, the Purchaser believes the possibility is unlikely (given the response to the Offer to date) and it is not the intention of the Purchaser to cause such a result. Accordingly, the Purchaser does not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for deregistration under the Exchange Act.

     FEDERAL INCOME TAX MATTERS

     The following paragraph is hereby added to the end of the section.

          Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a
          result  of   consummation  of  the  Offer  (although  the  Partnership
          Agreement prevents transfers of Units that would cause such a termination). A tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

ITEM 12. EXHIBITS.

     The response to Item 12 is hereby amended and restated in its entirety as follows.

     12.1 Offer to Purchase, dated June 2, 2005.

     12.2 Agreement of Transfer and Letter of Transmittal, with Instructions.

     12.3 Letter to Unit Holders dated June 2, 2005.

     12.4 Letter to Unit Holders dated June 30, 2005.

     12.5 Press Release dated June 30, 2005.

     12.6 Letter to Unit Holders dated July 14, 2005.

     12.7 Press Release dated July 14, 2005.

     12.8 [Deleted Exhibit]

     12.9 Press Release dated and issued August 1, 2005.

     12.10 Letter to Unit Holders dated August 9, 2005.

     12.11 Press Release dated August 9, 2005.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2005


                                        EVEREST PROPERTIES II, LLC


                                        By: /S/ DAVID I. LESSER
                                            ------------------------
                                            David I. Lesser
                                            Executive Vice President